FORM 51-102F3
MATERIAL CHANGE REPORT

Item .

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item .

Date of Material Change

June 7, 2012

Item .

News Release

The news release was disseminated through Canada News Wire on June 7, 2012.

Item .

Summary of Material Change

CanAlaska Acquires Claims Adjacent to Manitoba Ruttan Copper Mine

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, June 7th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to announce the acquisition by staking of two blocks of claims, totalling 11,563 ha adjacent to and northeast of the past-producing Ruttan copper mine, located near Leaf Rapids in Northern Manitoba.

CanAlaska Claims
Ruttan Mine
Ruttan Lake
Vermilion River
Issett Lake
Nisku Bay
Esker Lake
Phillips Bay
0 1 2 3 4
Kilometres
Legend
Can Alaska
Existing Claims
Mines
Mining Area
Pipeline
Transmission Line
Roads
Roads (Limited Use)
Trails
SK MB
Ruttan Project
Lynn Lake
Thompson
Snow Lake
ON
CanAlaska Uranium Ltd.
Ruttan Project
CanAlaska Claims
Fig No: 1

The 82.8 million tonne Ruttan copper-zinc VMS deposit was discovered in 1969.  It is classified as one of the larger VMS deposits in the world.  It was mined to supply concentrate to the Flin Flon smelter, with 55.7 million tonnes extracted between 1975 and 2002.  CanAlaska staff have compiled regional geophysical data, and identified prospective exploration targets within the immediate vicinity of this very large VMS deposit.  These geophysical targets are supported by the information from the previous (limited) exploration programs carried out in the surrounding district.  Historical drill information and detail in historical assessment reports is available to confirm the very favourable location of the targets staked by the company.  Additional confirmation of the target areas has been obtained through detailed review of the geology and geochemical signatures reported in the historical records and assessment reports by consulting geologist Dr George Gale.

The new claims staked by the company are located adjacent to main roads and access.  The western block adjoins the mine claims, 3km to the north of the open pit workings (see Figure 1).  In this area, previous drilling had intersected gold as well as base metal mineralization, with three en-echelon disseminated sulphide zones in an intrusion breccia, associated with the Vol fault.  It appears that previous drill spacing may have been too wide to allow correlation of the mineralized intersections between drill holes.

The eastern claim block is centred on a large magnetic and associated electro-magnetic anomaly (3 km long), which was tested in its western portion by six exploration drill holes.  These historical drill holes show what appears to be a rhyolite complex within a bimodal volcanic succession.  Chalcopyrite was observed in the sulphide rich intercepts.  The geophysical compilation and modeling by the Company of the later deep penetrating airborne survey data indicates that the previous drill positions are outside the newly identified target area.

CanAlaska is planning to carry out the first reconnaissance of the new claims areas in August 2012, as part of a diversification of exploration interests.  This work will be in addition to the Company’s continued long term development of its uranium exploration portfolio.  Further projects have been evaluated over the past months, and additional focus areas are expected to be generated by the company’s staff.

Dr. Karl Schimann, CanAlaska’s VP - Exploration commented:  “The Leaf Rapids volcano-sedimentary belt is underexplored, and has significant potential for new discoveries, especially given the size of the previous operating mine.  Early geophysical work in the area was often limited by technology, however the later exploration work in the closing years of the mine is of high quality, but had limited follow-up.  CanAlaska’s reprocessing of the geophysical data using our in-house staff has given us flexibility to model multiple scenarios, and come up with some outstanding targets in this prolifically mineralized area.”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 7rh day of June 2012